UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 28, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

28 August 2025

Barclays PLC

DISPOSAL OF BARCLAYS' ENTIRE SHAREHOLDING IN ENTERCARD

Barclays PLC ("Barclays") today announces that its wholly-owned subsidiary Barclays Principal Investments Limited ("BPIL") has entered into an agreement to sell its entire shareholding in its joint venture Entercard Group AB ("Entercard") to its joint venture partner, Swedbank AB (publ) ("Swedbank") (the "Transaction").

Entercard was established as a joint venture in 2005. Its main activity is to provide consumer credit to customers across Sweden, Norway, Denmark and Finland. As at 31 March 2025, Entercard had total assets of SEK36 billion, primarily comprising card and loan receivables.

Swedbank will acquire BPIL's shareholding in Entercard at book value (equal to half of the net assets of Entercard, and estimated to be SEK2.6 billion as of 31 March 2025), payable in cash on completion1. The sale is expected to release c.£0.9 billion of RWAs, increasing Barclays' CET1 ratio by c.4bps on completion2. The Transaction is expected to complete by year-end 2025, following the receipt of relevant buyer regulatory and competition approvals.

Notes:

1.    On completion, Entercard will repay the funding, in an amount equivalent to c.£1.2 billion, currently provided by Barclays Bank PLC to Entercard.

2.    Based on Barclays' CET1 ratio as at 30 June 2025.

- Ends -

For further information, please contact:

Investor Relations                        Media Relations

Marina Shchukina                        Jon Tracey

+ 44 (0) 207 116 2526                 +44 (0) 755 221 4868

About Barclays

Our vision is to be the UK-centred leader in global finance. We are a diversified bank with comprehensive UK consumer, corporate, and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients, and communities.

For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This document contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to Barclays. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitations, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Factors that could impact Barclays' future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2024), and Interim Results Announcement for the six months ended 30 June 2025 filed on Form 6-K), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.